Exhibit 99.2

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
March 16, 2009
WKN: 918 846
N E W S  R E L E A S E

HELIX BIOPHARMA ANNOUNCES Q2 2009 FINANCIAL RESULTS

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP”) today announced financial results for the second quarter of fiscal 2009, ended January 31, 2009.

RECENT HIGHLIGHTS

-	Helix filed a Form20-F registration statement with the U.S. Securities and Exchange Commission which became effective on March 12, 2009

-	Helix received regulatory approval to commence a small European Phase II pharmacokinetic study in human subjects prior to initiating its planned Phase IIb/III trials

-	Dr. Chao presented L-DOS47’s mechanism of action at the Second Conference of Lung Cancer in Warsaw, Poland.

RESULTS FROM OPERATIONS
Three and six month periods ended January 31, 2009 compared to the same periods in the previous year

Loss for the period
The Company recorded a loss of $4,252,000 and $6,573,000, respectively, for the three and six month periods ended January 31, 2009, for a loss per common share of $0.08 and $0.13, respectively.  In the comparative three and six month periods ended January 31, 2008, the Company recorded a loss of $1,526,000 and $3,170,000, respectively, for a loss per common share of $0.04 and $0.08, respectively.

Revenues
Total revenues for the three month period ended January 31, 2009 totaled $863,000 (2008 - $791,000), resulting in an increase of $72,000 or 9.1%.  Total revenues, for the six month period ended January 31, 2009 totaled $1,982,000 (2008 - $1,676,000), resulting in an increase of $306,000 or 18.3%.

Product Revenue
Product revenue totaled $740,000 and $1,661,000 respectively for the three and six month periods ended January 31, 2009 and represent an increase of $88,000 (13.5%) and $255,000 (18.1%) respectively, when compared to the three and six month periods ended January 31, 2008.  This is primarily driven by higher revenues from the sale of Orthovisc® in both the three and six month periods ended January 31, 2009.

License Fees and Royalty Revenue
License fees and royalties totaled $123,000 and $321,000 respectively for the three and six month periods ended January 31, 2009 and represent a decrease of $16,000 (11.5%) and increase of $51,000 (18.9%) respectively, when compared to the three and six month periods ended January 31, 2008.  The license fees and royalties for both the three and six month periods ended January 31, 2009 and 2008 are comprised solely of royalties related to sales of Klean-Prep™ outside of Canada except in the first quarter of fiscal 2009 which includes a US$75,000 termination payment from Lumera Corporation.

Research and Development Contract Revenue
The Company had no research and development contract revenue in both the first quarters of fiscal 2009 and 2008.

Cost of sales and margins
Cost of sales totaled $338,000 and $785,000 respectively for the three and six month periods ended January 31, 2009 (three and six month periods ended January 31, 2008: $269,000 and $582,000 respectively).  Margins, on a percentage basis, for the three and six month periods ended January 31, 2009 were 54.3% and 52.7% (three and six month periods ended January 31, 2008: 58.7% and 58.6% respectively).  The decrease in margins reflects higher purchase costs resulting from a lower Canadian dollar versus the U.S. dollar.

Research & development
Research & development costs for the three and six month periods ended January 31, 2009 totaled $2,734,000 and $4,502,000, respectively (three and six month periods ended January 31, 2008: $1,109,000 and $1,989,000 respectively).  Approximately 50% and 41% of the higher research and development costs in the three and six month periods ended January 31, 2009, reflect costs associated with the ongoing AGW Phase II clinical trial in Sweden and Germany. The residual increase in the three and six month periods ended January 31, 2009, is split relatively equally, between research and development activities associated with LSIL and L-DOS47.

Operating, general & administration
Operating, general & administration expenses totaled $1,440,000 and $2,623,000 respectively for the three and six month periods ended January 31, 2009 (three and six month periods ended January 31, 2008: $1,165,000 and $2,380,000 respectively).

Operating, general and administration expenses were higher for both the three and six month periods ended January 31, 2009.  Legal and audit fees associated with the Company’s filing of a Form 20-F registration statement with the U.S. Securities and Exchange Commission reflect the majority of the increase.  Also impacting the quarter were higher sales commissions, costs associated with the implementation of a new financial reporting system and expenditures associated with capital raising and investor relations services.  Capital raising services in the comparative three and six month periods ended January 31, 2008 relate to the December 19, 2007 private placement and were accounted for as share issue costs (applied against proceeds from the private placement as part of share capital).   Offsetting in part, the aforementioned increases in expenditures are lower wages and benefits due to a one-time charge relating to the resignation of the Company’s Chairman and management bonuses paid in the three and six month periods ended January 31, 2008.  Also contributing to the lower wages and benefits in the current quarter was the foregoing of accrued vacation days by management.

Amortization of intangible and capital assets
Amortization of intangible assets in the three and six month periods ended January 31, 2009 totaled $3,000 and $6,000 respectively (three and six month periods ended January 31, 2008: $3,000 and $10,000 respectively).

Amortization of capital assets in the three and six month period ended January 31, 2009 totaled $63,000 and $127,000 respectively (three and six month periods ended January 31, 2008: $63,000 and $129,000 respectively).

Stock-based compensation
Stock-based compensation expense in the three and six month periods ended January 31, 2009 totaled $631,000 and $631,000 respectively (three and six month periods ended January 31, 2008: $12,000 and $24,000 respectively).  The increase in stock-based compensation expense is the result of the issuance of 2,070,000 stock options to purchase common stock of the Company at an exercise price of $1.68, on December 17, 2008.  The options vest 25% immediately, and 25% at each anniversary date thereafter.  The stock-based compensation expense in the three and six month periods ended January 31, 2008 relate to the ongoing amortization of compensation costs of stock options granted on June 30, 2005 over their vesting period.

Interest income
Interest income in the three and six month periods ended January 31, 2009 totaled $100,000 and $305,000 respectively (three and six month periods ended January 31, 2008: $181,000 and $285,000 respectively).  The decrease in interest income in the three month period ended January 31, 2009 reflects lower interest rates.

Foreign exchange loss
The Company realized foreign exchange gains/(losses) in the three and six month periods ended January 31, 2009 of $18,000 and ($132,000) respectively (January 31, 2008: $153,000 and $45,000, respectively).  Foreign exchange gains/(losses) are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland.  The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are used to fund clinical trials of Topical Interferon Alpha-2b in Europe.  In addition, U.S. dollar purchases of inventory for distribution in Canada also contributed to the foreign exchange loss.

Income taxes
Income tax expense in the three and six months ended January 31, 2009 totaled $24,000 and $54,000 respectively (three and six month periods ended January 31, 2008: $30,000 and $62,000 respectively).  All income taxes are attributable to the Company’s operations in Ireland.

CASH FLOW
Operating activities
For the three month period ended January 31, 2009 and 2008, cash used in operating activities totaled $3,256,000 and $1,073,000, respectively.  For the six month period ended January 31, 2009 and 2008, cash used in operating activities totaled $4,874,000 and $2,716,000, respectively.  The increase in cash used in operating activities for the three and six month periods ended January 31, 2009 compared to 2008, is mainly the result of higher research and development expenditures along with slightly higher operating, general and administrative expenditures.

Financing activities
Financing activities in the three and six month periods ended January 31, 2009 totaled $nil and $9,659,000 (three and six month periods ended January 31, 2008: $14,614,000 and $14,614,000 respectively).  All financing activities relate to two separate private placements in the given periods.

Investing activities
Use of cash in investing activities for the three and six month periods ended January 31, 2009 totaled $37,000 and $74,000 (2008 - $9,000 and $59,000 respectively).  All use of funds in investing activities represents capital acquisitions in the particular period.

LIQUIDITY, CAPITAL RESOURCES AND OUTLOOK
Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

At January 31, 2009, the Company had cash and cash equivalents totaling $23,636,000 (July 31, 2008 – $19,057,000).  The increase in cash and cash equivalents is the result of a private placement completed on October 2, 2008 where the Company issued 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000.  Each unit consists of one common share and one-half common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.36 until 5pm (Toronto time) on October 1, 2011.

The total number of common shares issued as at January 31, 2009 was 53,175,335 (July 31, 2008 – 46,375,335).

At January 31, 2009, the Company’s working capital was $22,942,000 (July 31, 2008 – $19,166,000).

Based on our planned expenditures and assuming no material unanticipated expenses, we believe that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

The Company will continue to seek additional funding, primarily by way of equity offerings, to carry out its business plan and to minimize risks to its operations.  The market, however, for equity financings for companies such as Helix is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

The Company’s unaudited interim consolidated balance sheet as at January 31, 2009, and audited consolidated balance sheet as at July 31, 2008, are summarized below:

Consolidated Balance Sheets as at
($ thousands)
	31-Jan	31-Jul		31-Jan	31-Jul
	2009	2008		2009	2008
Current assets:			Current liabilities:
Cash and cash equivalents	23,636	19,057	Accounts payable	1,752	598
Accounts receivable	606	349	Accrued liabilities	412	546
Inventory	700	458		2,164	1,144
Prepaid and other	164	446
	25,106	20,310

Non current assets	1,218	1,356	Shareholders' equity	24,160	20,522

	26,324	21,666		26,324	21,666

The Company’s unaudited interim Consolidated Statements of Operations and Cash Flows for the three and six month periods ended January 31, 2009 and 2008 are summarized below:

Consolidated Statements of Operations for the three and six month periods ended January 31, 2009 and 2008						Consolidated Statements of Cash Flows for the three and six month periods ended January 31, 2009 and 2008
($ thousands, except for per share data)						($thousands)

		Three months		Six months			Three months		Six months
		ended January 31		ended January 31			ended January 31		ended January 31
		2009	2008	2009	2008		2009	2008	2009	2008
Revenue:
Product revenue		740	652	1,661	1,406	Cash provided by (used in):
License fees and royalties		123	139	321	270	Loss for the period	(4,252)	(1,526)	(6,573)	(3,170)
Research and development contracts		-	-	-	-
		863	791	1,982	1,676	Items not involving cash:
						Amortization of capital assets	63	63	127	129
						Amortization of intangibles	3	3	6	10
Expenses:						Stock-based compensation	631	12	631	24
Cost of sales		338	269	785	582	Foreign exchange loss	(18)	(153)	132	(45)
Research and development		2,734	1,109	4,502	1,989		(3,573)	(1,601)	(5,677)	(3,052)
Operating, general and admin		1,440	1,165	2,623	2,380	Change in non-cash
Amortization of intangible assets		3	3	6	10	working capital	317	528	803	336
Amortization of capital assets		63	63	127	129	Operating activities	(3,256)	(1,073)	(4,874)	(2,716)
Stock-based compensation		631	12	631	24
Interest income, net		(100)	(181)	(305)	(285)	Financing activities	-	14,614	9,659	14,614
Foreign exchange loss		(18)	(153)	132	(45)
		5,091	2,287	8,501	4,784	Investing activities	(37)	(9)	(74)	(59)

						Effect of exchange rate
Loss before income taxes		(4,228)	(1,496)	(6,519)	(3,108)	changes on cash	18	153	(132)	45

Income taxes		24	30	54	62	Increase in cash	(3,275)	13,685	4,579	11,884

Loss for the period		(4,252)	(1,526)	(6,573)	(3,170)	Cash:
						Beginning of the period	26,911	9,578	19,057	11,379
	Loss per share:
	Basic	(0.08)	(0.04)	(0.13)	(0.08)	End of the period	23,636	23,263	23,636	23,263
	Diluted	(0.08)	(0.04)	(0.13)	(0.08)

The Company’s unaudited interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations will be filed today with Canadian securities regulatory authorities and will be available on SEDAR at www.sedar.com.

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy.  The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its novel L-DOS47 new drug candidate  and Topical Interferon Alpha-2b.  Helix is listed on the TSX under the symbol “HBP”.

For further information contact:

    Investor & Media Relations
    Ian Stone                                                                             Robert Flamm, Ph.D.
    Russo Partners LLC                                                           Russo Partners LLC
    Tel:    (619) 814-3510                                                          Tel:  (212) 845-4226
    Fax:    (619) 955-5318                                                          Email:  robert.flamm@russopartnersllc.com
    Email: ian.stone@russopartnersllc.com                         www.russopartnersllc.com

The Toronto and Frankfurt Stock Exchanges have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Reported financial information may not necessarily be indicative of future operating results or of future financial position, due to a number of risks and uncertainties, including those set forth below. This News Release contains certain forward-looking statements and information regarding the Company’s activities and finances, which statements and information can be identified by the use of forward-looking terminology such as “expected”, “planned”, “believe”,  “anticipated”,  “2009”,  “next”, “ongoing”, “to seek”,  or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will”, “may”, “could”, “would”, or “should” occur or be achieved, or comparable terminology referring to future events or results.  Helix’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous risks and uncertainties including without limitation, the Company’s need for additional capital which may not be available in a timely manner or at all and which, if not obtained, will have a material adverse impact on the Company and its ability to continue; the risk of unanticipated expenses; uncertainty whether Topical Interferon Alpha-2b or L-DOS47 will be successfully developed and commercialized as a drug or at all; the need for additional clinical trials, the occurrence and success of which cannot be assured; product liability and insurance risks; research and development risks, the risk of technical obsolescence; the need for further regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for Helix’s products; the need for performance by Helix’s partners, contractors and collaborators; the risk that revenue may decrease due to lack of demand for products sold or under royalty or due to an increase in the cost of such products, or both; as well as a description of other risks and uncertainties affecting Helix and its business, as contained in news releases and filings with the Canadian Securities Regulatory Authorities, including its latest Annual Information Form, at www.sedar.com, and its Form 20-F at www.sec.gov/edgar.shtml, any of which could cause actual results to vary materially from current results or Helix’s anticipated future results. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.